EXHIBIT 21

FIRST FINANCIAL BANCORP. SUBSIDIARIES (as of 12/31/14)

Name	State of Other Jurisdiction of Incorporation or Organization
First Financial Bank, National Association	Organized as a national banking association under the laws of the United States
First Financial Collateral, Inc.	Indiana
First Financial Equipment Finance, LLC	Ohio
First Financial Insurance Holding Company	Ohio
First Financial Insurance, Inc.	Ohio
Irwin Commercial Finance Corporation	Indiana
First Franchise Capital Corporation	Indiana
Irwin International Corporation	Edge Act
Irwin Commercial Finance Canada Corporation	Canada
Irwin Home Equity Corporation	Indiana
IHE Funding Corp. II	Delaware
Irwin Union Realty Corporation	Indiana
First Financial Securities Group, Inc.	Delaware
First Financial Preferred Capital, Inc.	Ohio